Exhibit 99.5

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

ANNOUNCEMENT

PROPOSED APPOINTMENT OF THE INDEPENDENT NON-EXECUTIVE DIRECTORS

On 8 June 2015, the board (the “Board”) of directors (the “Directors”) of the China Southern Airlines Company Limited Company (the “Company”) received the motion regarding the proposed appointment of independent non-executive Directors made by China Southern Air Holding Company (“CSAHC”), a controlling shareholder of the Company, for additional proposal to be submitted to the annual general meeting of the Company (the “AGM”) to be held on Tuesday, 30 June 2015 at 2:00 p.m. for approval by the shareholders of the Company.

Pursuant to Article 176 of the Articles of Association of the Company (the “Articles of Association”), the Board resolved unanimously by means of correspondence and written resolution to approve the additional resolutions to be submitted to the AGM for review. The format and procedure for the proposed submission of additional resolutions were in compliance with the provisions of the Company Law of the People's Republic of China and the Articles of Association.

According to the recommendation of CSAHC, the Board proposed to nominate Mr. Guo Wei and Mr. Jiao Shu Ge as the independent non-executive Directors of the seventh session of the Board (the “Proposed Appointments”) and submit such resolutions to the AGM for approval.

The biographical details of Mr. Guo Wei and Mr. Jiao Shu Ge are as follows:

Mr. Guo Wei, aged 52, holds a master’s degree. He graduated from the Department of Management of the Graduate School of the Chinese Academy of Sciences (formerly known as Graduate School of the University of Science and Technology of China), majoring in management, and obtained a master’s degree in engineering. Mr. Guo has extensive experience in business strategy development and business management. Mr. Guo served as executive director and senior vice president of the Legend Group, vice chairman of the board of directors, president and chief executive officer of Digital China Holdings Limited ("Digital China"), and director of DigiWin Software Co., Ltd. At present, he is chairman of the board of directors of Digital China, and director of certain subsidiaries and associates of Digital China. He is also currently chairman of Digital China Information Service Co., Ltd., non-executive director of HC International, Inc., independent director of Shanghai Pudong Development Bank Co., Ltd., independent director of Taikang Life Insurance Co., Ltd. and director of Kosalaki Investments Limited. In addition, Mr. Guo also serves as member of the 12th National Committee of the Chinese People’s Political Consultative Conference, member of the 4th Advisory Committee for State Informatization, chairman of Beijing Informatization Association and chairman of the 6th Council of China Non-Governmental Science Technology Entrepreneurs Association. Mr. Guo was awarded major prizes including China’s Top Ten Outstanding Youths (2002), Future Economic Leader of China (2003), and the First Annual China Young Entrepreneurs Creative Management Golden Honour (2005). He was also selected as one of the 50 Most Powerful Business Leaders in China by Fortune (Chinese version) in 2011, 2012 and 2013.

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Mr. Jiao Shu Ge, aged 49, holds a master’s degree. He graduated with a bachelor’s degree from the Department of Mathematics of Shangdong University, majoring in control theory, and a master’s degree in engineering from the No. 2 Research Institute of Ministry of Aeronautics and Astronautics, majoring in systems engineering. Mr. Jiao has extensive experience in fund management and equity investment. Mr. Jiao is currently director and president of CDH China Management Company Limited (“CDH”). He is also the founder of CDH. Mr. Jiao was computer researcher of the No. 710 Research Institute of Ministry of Aeronautics, and deputy general manager of China International Capital Corporation Limited. He formerly served as non-executive director of China Yurun Food Group Limited, and non-executive director of China Shanshui Cement Group Limited. Currently, he is also director of associate companies of CDH, independent non-executive director of China Mengniu Dairy Company Limited, non-executive director and vice chairman of WH Group Limited, director of Joyoung Co., Ltd., vice chairman of Henan Shuanghui Investment & Development Co., Ltd., and director of companies including Beijing Taiyang Pharmaceutical Industry Co., Ltd., Chery Automobile Co., Ltd., Inner Mongolia Hetao Spirit Group Co., Ltd., Fujian Nanfu Nanping Battery Co., Ltd. and. Shanghai Qingchen Real Estate Development Co., Ltd.

If the above candidates are appointed as Directors, each of them will enter into a service contract with the Company and shall hold their office until the expiry of the term of the seventh session of the Board. Pursuant to the "Administrative Measures on Directors' Remuneration of China Southern Airlines Company Limited", the annual basic emolument of RMB150,000 for Mr. Guo Wei and Mr. Jiao Shu Ge is determined with reference to the responsibilities, risk and contributions of his/ her position. Further details of the emolument for Directors have been disclosed in the circular of the Company dated 14 May 2009 and 14 October 2011.

As at the date of this announcement, save as disclosed, none of the above director candidates (i) had held any directorships in other publicly listed companies in the last three years; (ii) had any relationship with any Directors, supervisors, senior management, substantial or controlling shareholders of the Company; and (iii) had any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Mr. Guo Wei and Mr. Jiao Shu Ge have also confirmed that they have met the independence requirements as set out in Rule 3.13 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

There is no other matter relating to the Proposed Appointments that needs to be brought to the attention of the shareholders of the Company, nor is there any other information to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) to (v) of the Listing Rules.

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A supplemental notice of AGM containing, inter alia, further details of the Proposed Appointments will be despatched to the shareholders as soon as possible.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

9 June 2015

As at the date of this announcement, the Directors include Si Xian Min, Yuan Xin An and Yang Li Hua as non-executive Directors; Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Wei Jin Cai, Ning Xiang Dong, Liu Chang Le and Tan Jin Song as independent non-executive Directors.

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